Exhibit 99.4 Q2 FY19 MANAGEMENT PRESENTATION 08 November 2018

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: • statements about the Company’s future performance; • projections of the Company’s results of operations or financial condition; • statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; • expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants; • expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects; • expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy-backs; • statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; • expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs; • statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and • statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. PAGE 2

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 22 May 2018, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law. PAGE 3

NOTE TO THE READER As of 30 June 2018, the Company changed its reportable operating segments. Previously, the Company reported on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. As of 30 June 2018, the Company began reporting on five operating segments: (i) North America Fiber Cement, (ii) Asia Pacific Fiber Cement, (iii) Europe Building Products, (iv) Other Businesses, and (v) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European Fiber Cement business, as well as the newly acquired Fermacell business, are now reported as the Europe Building Products segment, and the remaining businesses that were historically reported in the International Fiber Cement segment are now reported in the Asia Pacific Fiber Cement segment. The Company has revised its historical segment information for the second quarter and half year ended 30 September 2017 to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company's financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 15 of our condensed consolidated financial statements for further information on our segments. PAGE 4

USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (US GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include: • Adjusted EBIT; • Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition; • Adjusted EBIT margin; • Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition; • Adjusted net operating profit; • Adjusted diluted earnings per share; • Adjusted operating profit before income taxes; • Adjusted income tax expense; • Adjusted effective tax rate; • Adjusted EBITDA; • Adjusted EBITDA excluding Asbestos; and • Adjusted selling, general and administrative expenses (“Adjusted SG&A”). These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non- GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the slide titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Management Presentation. See the section titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. PAGE 5

AGENDA • Overview and Operating Review – Louis Gries, CEO • Financial Review – Matt Marsh, EVP and CFO • Questions and Answers PAGE 6

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

GROUP OVERVIEW

Metric	2nd Qtr	Change	Half Year	Change
Adjusted Net Operating Profit[1]	US$80.9M	↑ 7%	US$160.8M	↑ 17%
Adjusted Diluted EPS[1]	US18 cents	↑ 6%	US36 cents	↑ 16%
Adjusted EBIT[2]	US$106.9M	↑ 1%	US$214.0M	↑ 10%
Net Operating Cash Flow			US$184.1M	↑ 16%
Adjusted EBIT Margin %[2]	16.6%	↓ 3.5 pts	16.5%	↓ 2.3 pts

- North America Fiber Cement exteriors growing modestly above market index, further momentum required
- Strong volume growth in Asia Pacific Fiber Cement
- Europe Building Products growth and returns continue to meet expectations
- Focusing on key drivers of value creation, resulting in changes to our product portfolio:
    - Decision to exit our Windows business
    - Discontinuation of Multiple Contour Trim ("MCT") and excess and obsolete ColorPlus color palettes

1 Excludes Asbestos related expenses and adjustments, tax adjustments, Fermacell acquisition costs and product line discontinuation expenses
2 Excludes Asbestos related expenses and adjustments, Fermacell acquisition costs and product line discontinuation expenses

James Hardie
PAGE 8

PRODUCT LINE DISCONTINUATION EXPENSES • Simplifying our Core ColorPlus product line • Capacity expansion • Refinement of color offering • Exiting Windows Business • Discontinuing MCT product line • In total, US$21.2 million of discontinuation expenses in Q2 PAGE 9

NORTH AMERICA FIBER CEMENT SUMMARY

	Q2'19	1H'19
Net Sales	**US$435.6**M ↑ 9%	**US$869.4**M ↑ 10%
Sales Volume	**591.7** mmsf ↑ 5%	**1,182.7** mmsf ↑ 5%
Average Price	**US$728** per msf ↑ 4%	**US$726** per msf ↑ 4%
EBIT	**US$94.1**M ↓ 3%	**US$201.3**M ↑ 14%
EBIT Excluding[1]	**US$99.5**M ↑ 2%	**US$206.7**M ↑ 17%

[1] Excludes product line discontinuation expenses of US$5.4 million in Q2'19 and 1H'19

Volume

- Positive PDG in exteriors, further momentum required to deliver higher PDG growth
- Decline in interiors

Price

- Favorably impacted by annual change in our strategic pricing effective April 2018 and product mix

Product line discontinuation

- MCT
- Certain excess and obsolete ColorPlus color palettes

EBIT Excluding[1]

- Higher volume and average net sales price
- Partially offset by higher raw material and freight costs and higher SG&A expenses

James Hardie
PAGE 10

NORTH AMERICA FIBER CEMENT VOLUME Growth Growth % • Volume increased 8% and 7% for the quarter and half year, respectively, compared to pcp • Focus remains on continuing to build momentum and delivering higher PDG Exteriors • Volume decreased 6% and 2% for the quarter and half year, respectively, compared to pcp Interiors PAGE 11

NORTH AMERICA FIBER CEMENT 1H’19 EBIT Margin excluding 1 % up 140 bps to 23.8% compared to pcp and remains within our target range 1 Excludes product line discontinuation expenses of US$5.4 million in Q2 FY19 PAGE 12

NORTH AMERICA FIBER CEMENT • FY19 strategic price increase effective April 2018 • US housing conditions remain favorable • Overall, satisfied with price positioning • Some signs of slightly softer market conditions 1 Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau PAGE 13

ASIA PACIFIC FIBER CEMENT SUMMARY

	Q2'19	1H'19
Net Sales	**A$160.4**M ↑ 12%	**A$315.2**M ↑ 13%
Sales Volume	**142.1** mmsf ↑ 9%	**280.1** mmsf ↑ 12%
Average Price	**A$996** per msf ↑ 2%	**A$995** per msf ↑ 1%
US$ EBIT	**US$27.5**M ↓ 10%	**US$55.8**M ↓ 2%
A$ EBIT	**A$37.5**M ↓ 3%	**A$75.0**M ↑ 2%

Volume

- Strong performance in Australian and Philippines businesses
- Gains in category share and further market penetration

Foreign Exchange

- Segment results in US dollars impacted by unfavorable foreign exchange rate movements

EBIT

- Higher net sales and strong volume performance
- Unfavorable FX impact, higher pulp and freight costs and one time inventory adjustment in the Philippines

James Hardie PAGE 14

ASIA PACIFIC FIBER CEMENT (LOCAL CURRENCY) Q2'19 1H'19 Australia Australia Australia Volume Net Sales EBIT Volume Net Sales EBIT • Market penetration and strong growth above the market index • EBIT favorably impacted by higher net sales and favorable plant performance, partially offset by higher freight and pulp costs Q2'19 1H'19 New Zealand New Zealand New Zealand Volume Net Sales EBIT Volume Net Sales EBIT • Higher volume and net sales • EBIT compressed by unfavorable plant performance and higher pulp costs Philippines Q2'19 1H'19 Philippines Philippines • Volume increase driven by market share gains Volume Net Sales EBIT Volume Net Sales EBIT • EBIT unfavorably impacted by: • One time inventory adjustment • Higher pulp cost and start-up cost associated with our capacity expansion PAGE 15

EUROPE BUILDING PRODUCTS SUMMARY[1]

	Q2'19		1H'19	
Net Sales	**US$87.4**M	↑	**US$182.8**M	↑
Sales Volume	**194.3** mmsf	↑	**403.9** mmsf	↑
Average Price	**US$354** per msf	↓	**US$358** per msf	↓
EBIT	**US$3.4**M	↓	**US$(1.2)**M	↓
EBIT Excluding[2]	**US$8.5**M	↑	**US$19.9**M	↑
EBIT Margin Excluding[2]	**9.7%**	↑	**10.9%**	↑

[1] *Includes European Fiber Cement business, as well as the newly acquired Fermacell business*

[2] *Excludes transaction & integration costs and inventory fair value adjustment*

Volume

- Increase driven by acquisition of Fermacell

Price

- Decrease due to product mix
- Fiber Gypsum has a lower average net sales price compared to Fiber Cement

Net Sales

- On a pro-forma basis, net sales increased 3% and 10% for quarter and half year, respectively

EBIT

- EBIT margin excluding[2] of 9.7% and 10.9% for the quarter and half year, respectively

- EBIT includes:
  - US$5.1 million and US$13.8 million of transaction and integration costs for the quarter and half year, respectively
  - US$7.3 million inventory fair value adjustment in the half year

James Hardie

PAGE 16

EUROPE BUILDING PRODUCTS PRO FORMA 1 Q2'19 1H'19 Net Sales US$87.4 M US$182.8 M 3% 10% Operating profit US$8.5 M US$19.9 M before income taxes 18% 32% Net sales increased 3% and 10% for the quarter and half year, respectively, on a pro-forma basis compared to pcp 1 The unaudited pro forma information presents the results of operations of the Company as if the Fermacell Acquisition and related financing was completed on 1 April 2017. The unaudited pro forma excludes transaction and integration costs of US$5.1 million for the Q2’19 and US$13.8 for the 1H’19, and the US$7.3 million inventory fair value adjustment in 1H’19 PAGE 17

FINANCIAL REVIEW Matt Marsh, EVP and CFO

RESULTS – 2nd QUARTER FY19 Three Months Ended 30 September Net sales increased 23%, US$118.8 million US$ Millions Q2'19 Q2'18 % Change • The acquired Fermacell business in Europe contributed net Net sales 644.6 525.8 23 sales of US$77.8 million • Higher average net sales price and volumes in the North Gross profit 207.1 187.2 11 America Fiber Cement segment EBIT 99.5 97.1 2 • Higher volumes in the Asia Pacific Fiber Cement segment Net operating 69.5 66.4 5 profit Gross profit increased 11%, gross margin % 1 106.9 105.8 1 Adjusted EBIT down 350 bps Adjusted net 80.9 75.6 7 operating profit 2 Adjusted net operating profit increased 7% 1 Excludes Asbestos related expenses and adjustments, Fermacell acquisition costs, and product line discontinuation expenses 2 Excludes Asbestos related expenses and adjustments, tax adjustments, Fermacell acquisition costs, and product line discontinuation expenses PAGE 19

RESULTS – HALF YEAR FY19

Half Year Ended 30 September			
US$ Millions	**1H'19**	**1H'18**	**% Change**
Net sales	1,295.6	1,033.5	25
Gross profit	428.2	356.2	20
EBIT	231.4	181.1	28
Net operating profit	160.1	123.8	29
Adjusted EBIT [1]	214.0	194.1	10
Adjusted net operating profit [2]	160.8	137.3	17

1 Excludes Asbestos related expenses and adjustments, Fermacell acquisition costs, and product line discontinuation expenses

2 Excludes Asbestos related expenses and adjustments, tax adjustments, Fermacell acquisition costs, and product line discontinuation expenses

3 Excludes product line discontinuation expenses

Net sales increased 25%, US$262.1 million

- The acquired Fermacell business in Europe contributed net sales of US$164.0 million
- Higher average net sales price and volumes in North America Fiber Cement segment
- Higher volumes in Asia Pacific Fiber Cement segment

Gross profit increased 20%, gross margin % down 140 bps

Adjusted net operating profit increased 17%

- North America Fiber Cement EBIT excluding[3] increased 17% versus pcp

James Hardie
PAGE 20

SEGMENT EBIT – 2nd QUARTER FY19 North America Fiber Cement EBIT 1 summary • Q2 EBIT 1 and 1H EBIT 1 increased 2% and 17%, respectively, compared to pcp • North America margins continue to be compressed by elevated freight and raw material costs 1 Excludes product line discontinuation expenses PAGE 21

PRODUCT LINE DISCONTINUATION EXPENSES

US$ Millions	Three Months and Half Year Ended 30 September			
		Q2'19		1H'19
North America Fiber Cement segment:				
Discontinuation of MCT [1]	$	3.6	$	3.6
Discontinuation of certain ColorPlus color palettes[2]		1.8		1.8
Other Businesses segment:				
Discontinuation of Windows Business[3]		15.8		15.8
Total product line discontinuation expenses	**$**	**21.2**	**$**	**21.2**

[1] *Includes asset impairment charges of US$3.0 million and a US$0.6 million charge to cost of goods sold*
[2] *Includes US$1.8 million charge to cost of goods sold*
[3] *Includes US$10.1 million asset impairment charges and a US$5.7 million charge related to inventory existence, inventory valuation write-down and other liability write-offs*

James Hardie
PAGE 22

NORTH AMERICA INPUT COSTS • The price of NBSK pulp up 24% compared to pcp • Freight market prices up 20% compared to pcp • Cement prices up 2% compared to pcp • Gas prices down 2% compared to pcp • Electric prices are down 6% compared to pcp The information underlying the table above is sourced as follows: • Pulp – Cost per ton – from RISI • Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration • Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration • Cement – Relative index from the Bureau of Labor Statistics • Freight – Cost per mile – from Dial-a-Truck Solutions • Gas and Electric prices for current quarter are based on prior quarter actuals PAGE 23

SEGMENT EBIT – 2nd QUARTER FY19 Asia Pacific Fiber Cement 60 56.9 55.8 48.6 45 30.5 Q2 EBIT 30 27.5 US$ Millions US$ 25.5 1H EBIT 15 0 FY17 FY18 FY19 Asia Pacific Fiber Cement EBIT summary • Q2 and 1H EBIT decreased 10% and 2%, respectively, compared to pcp • Strong volume growth in Australia and the Philippines • Unfavorably impacted by foreign translation, input costs and one-time inventory adjustment in the Philippines • Additionally, 1H was impacted by unfavorable plant performance in New Zealand PAGE 24

TRANSLATION IMPACT ON CONSOLIDATED RESULTS Excluding Translation As Reported 2 Impact 1 Translation Impact % Change Q2'19 1H'19 Q2'19 1H'19 Q2'19 1H'19 Net Sales ttt 23% ttt 25% ttt 25% ttt 26% uuu 2% uuu 1% Gross Profit ttt 11% ttt 20% ttt 12% ttt 20% uuu 1% - Adjusted EBIT ttt 1% ttt 10% ttt 2% ttt 11% uuu 1% uuu 1% uuu uuu Adjusted net operating profit ttt 7% ttt 17% ttt 8% ttt 18% 1% 1% 1 As Reported Q2'19 and 1H'19 figures converted using Q2'18 and 1H'18 average exchange rates, respectively 2 Reflects the difference between Q2'19 As Reported and Q2 '19 using Q2 FY18 average exchange rates, as well as difference between 1H'19 As Reported and 1H'19 using 1H'18 average exchange rates PAGE 25

ASIA PACIFIC FIBER CEMENT RESULTS AUD vs USD Three months and Half Year Ended 30 September Q2’19 1H’19 Results Results Impact of Results in Results in Impact of in AUD in USD FX AUD USD FX Average net sales price per unit +2% -5% -7% +1% -3% -4% (per msf) Net sales +12% +3% -9% +13% +9% -4% Gross Profit -1% -8% -7% +3% FLAT -3% EBIT -3% -10% -7% +2% -2% -4% PAGE 26

SEGMENT EBIT – 2nd QUARTER FY19 Europe Building Products EBIT summary Europe Building Products • EBIT impacted by costs associated with acquisition: 4 3.4 3 • US$5.1 million and US$13.8 of transaction and integration costs 2 for the quarter and half year, respectively; and 1.0 1 Q2 EBIT • US$7.3 million inventory fair value adjustment during the half 0.2 0.3 0.1 1H EBIT US$ Millions US$ 0 year related to purchase price accounting FY17 FY18 FY19 (1) • Integration costs for the remainder of FY19 are expected to be (1.2) (2) approximately US$10 million • EBIT margin excluding 1 of 9.7% and 10.9% for the quarter and half year, respectively Other Businesses • Decision made to exit the Window business • Resulting asset impairment charges of US$10.1 million and adjustments related to inventory existence, inventory valuation write-downs and other liability write-offs of US$5.7 million 1 Excluding transaction and integration costs and inventory fair value adjustment PAGE 27

SEGMENT EBIT – 2nd QUARTER FY19 R&D • On strategy to invest ~2-3% of net sales • Increased spend from overall increase in number of projects General Corporate Costs • Increase driven by higher stock compensation expenses • 1H was additionally impacted by: • Non-recurring gain of US$3.4 million in the prior year from the sale of a storage building near our Fontana facility • A US$1.6 million New Zealand weathertightness legal claim settlement 1 Excludes Asbestos related expenses and adjustments, and Fermacell acquisition costs PAGE 28

INCOME TAX

Three Months and Half Year Ended 30 September				
US$ Millions	**Q2'19**	**Q2'18**	**1H'19**	**1H'18**
Operating profit before taxes	87.1	90.3	208.6	167.4
Asbestos adjustments[1]	(14.3)	6.4	(39.4)	10.6
Fermacell acquisition costs	-	1.7	-	1.7
Product line discontinuation	21.2	-	21.2	-
Adjusted operating profit before income taxes	**94.0**	**98.4**	**190.4**	**179.7**
Adjusted income tax expense[2]	(13.1)	(22.8)	(29.6)	(42.4)
Adjusted effective tax rate	**13.9%**	**23.2%**	**15.5%**	**23.6%**
Income tax expense	(17.6)	(23.9)	(48.5)	(43.6)
Income taxes paid			13.1	21.2
Income taxes payable[3]			37.0	4.0

15.5% estimated adjusted effective tax rate for the year

- Adjusted income tax expense decreased driven by adjustments related to the ongoing accounting treatment of amortization of intangible assets, and a reduction in the US statutory corporate tax rate
- Income taxes are not currently paid or payable in Australia due to tax losses. Australian tax losses primarily result from deductions relating to contributions to AICF

[1] Includes Asbestos adjustments, AICF SG&A expenses and net AICF interest income
[2] Includes tax adjustments related to Asbestos, the amortization benefit of certain US intangible assets and other tax adjustments
[3] Includes non-current US income taxes payable of US$25.9 million at Q2 FY19 related to the deemed repatriation promulgated by the US Tax Cuts and Jobs Act and will be paid in annual installments through FY25

James Hardie PAGE 29

CASHFLOWS[1]

US$ Millions	1H'19	1H'18	Change (%)
Net Income	**160.1**	**123.8**	**29**
Adjustment for non-cash items	65.1	71.1	(8)
Annual AICF contribution	(103.0)	(102.2)	(1)
Operating working capital[2]	22.0	(11.7)	
Other net operating activities	(6.4)	19.3	
AICF cash flow,net	(0.2)	(2.3)	91
Cash Flow from Operations	**137.6**	**98.0**	**40**
Purchases of property, plant and equipment[3]	(142.5)	(85.4)	(67)
Proceeds from sale of property, plant and equipment	-	7.9	
Acqusition of business, net of cash acquired	(558.7)	-	
Free Cash Flow[4]	**(563.6)**	**20.5**	
Dividends paid	(128.5)	(131.3)	2
Net proceeds of credit facilities	20.0	115.0	(83)
Proceeds from 364-day term loan facility	492.4	-	
Share related activities	-	0.2	
Free Cash Flow after Financing Activities	**(179.7)**	**4.4**	

Increase in net operating cash flow

- Increase in net income adjusted for non-cash items
- Favorable movements in inventory driven by rebuilding inventories in the North America Fiber Cement segment in the prior year
- Partially offset by an unfavorable change in other net operating activities in the normal course of business

Higher investing activities

- Acquisition of Fermacell in Europe
- Increase in capacity related capital expenditures

Cash provided by financing activities

- Driven by proceeds from our 364-day term loan facility
- Partially offset by lower net proceeds from credit facilities

1 Derived from supplementary statement of cash flow
2 Excludes AP related to capital expenditures
3 Includes capitalized interest
4 Distinct from the term defined by the AFFA for purposes of calculating our annual contribution to AICF

James Hardie
PAGE 30

CAPITAL EXPENDITURES


CAPEX Spend
80
70
60
50
40
30
20
10
0
US$ Millions
Q1 FY18
Q2 FY18
Q3 FY18
Q4 FY18
Q1FY19
Q2FY19
Capacity
Maintenance & Other

Half year CAPEX spend of US$140.0 million increased US$56.4 million compared to pcp

- North America capacity projects:
  - Continued the start-up of our greenfield expansion in Tacoma
  - Continued the construction of our Prattville facility, expected to be commissioned in 1H FY20
  - Announced expansion project within our ColorPlus product line
    - Investing ~US$20.6 million
    - Peru and Pulaski facilities, and a greenfield project in the Northeast of the U.S.
- Asia Pacific capacity projects:
  - Continued the start-up of the additional capacity expansion in the Philippines
  - Continued the brownfield expansion project at our Carole Park facility in Australia, expected to be commissioned by Q1 FY21

James Hardie
PAGE 31

FINANCIAL MANAGEMENT SUPPORTING GROWTH Strong Financial Disciplined Capital Liquidity and Funding Management Allocation • Conservative leveraging of balance • Invest in R&D and capacity • Strong margins and operating sheet at a target within 1-2 times expansion to support organic cash flows Adjusted EBITDA excluding growth asbestos. • Strong governance and • Maintain ordinary dividends transparency  US$500 million unsecured within the defined payout ratio revolving credit facility; • Investment-grade financial  US$800 million senior • Flexibility for: management unsecured notes at Q2 FY19;  €400 million bridge facility,  Cyclical market volatility refinanced with €400 million senior unsecured notes in  Accretive and strategic October 2018 inorganic opportunities  At Q2 FY19, total debt had a  Further shareholder returns Moody’s S&P Fitch weighted average maturity of when appropriate Ba1 BB BBB- 4.9 years and weighted affirmed Sept’18 affirmed Sept’18 affirmed Sept’18 average rate of 3.7% outlook stable outlook stable outlook stable Financial management consistent with investment grade credit Ability to withstand market cycles and other unanticipated events PAGE 32

LIQUIDITY PROFILE AT 30 SEPTEMBER 2018


Debt Profile
Millions
US$250 1
2
US$500
€400 / US$466 2
US$800
US$120
€400 / US$466 2
US$800
Available Facilities
Outstanding Debt
Senior Notes
EUR Bridge
Bank Facilities
Accordion

[1] *Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved*

[2] *On 3 April 2018, €400m was drawn on the 364-day bridging term loan to facilitate the Fermacell acquisition. The single-draw facility amount of €400 million equates to US$465.8 million at the exchange rate on 30 Sept 2018.*

[3] *Includes debt issuance costs (US$15.5 million)*

Strong balance sheet

- US$108.9 million cash
- US$1,261.4 million net debt [3]
- US$370.5 million available on revolving credit facility

Corporate debt structure

- **US$400 million** 4.75% senior unsecured notes **maturing 2025**
- **US$400 million** 5.00% senior unsecured notes **maturing 2028**
- €400 (US$465.8)[2] million bridge finance outstanding at 30 September which was replaced with **€400 million** 3.625% senior unsecured notes in October 2018, **maturing 2026**
- **US$500 million** unsecured revolving credit facility, **maturing 2022**

Leverage strategy

- ~2.2x net debt to Adjusted EBITDA excluding asbestos; temporarily outside of the 1-2x leverage target range

James Hardie
PAGE 33

FY2019 GUIDANCE • Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2019 is between US$313 million and US$335 million • Management expects full year Adjusted net operating profit to be between US$280 million and US$320 million assuming, among other things, housing conditions in the United States continue to improve in line with our assumed forecast of new construction starts between approximately 1.2 and 1.3 million, an average USD/AUD exchange rate that is at or near current levels for the remainder of the year and a continuation of current inflationary trends for input costs • Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and input costs remain volatile • Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods PAGE 34

QUESTIONS

APPENDIX

FINANCIAL SUMMARY Three Months and Half Year Ended 30 September US$ Millions Q2’19 Q2’18 % Change 1H'19 1H'18 % Change Net Sales North America Fiber Cement$ 435.6 $ 398.1 9$ 869.4 $ 791.2 10 Asia Pacific Fiber Cement 117.3 113.4 3 234.4 215.0 9 Europe Building Products 87.4 10.5 182.8 19.7 Other Businesses 4.3 3.8 13 9.0 7.6 18 Total Net Sales $ 644.6 $ 525.8 23$ 1,295.6 $ 1,033.5 25 EBIT North America Fiber Cement 1 $ 99.5 $ 97.4 2$ 206.7 $ 177.2 17 Asia Pacific Fiber Cement 27.5 30.5 (10) 55.8 56.9 (2) Europe Building Products 2 3.4 0.3 (1.2) 0.1 Other Businesses 1 (1.8) (2.1) 14 (3.3) (3.9) 15 Research & Development (7.1) (7.2) 1 (14.5) (13.3) (9) General Corporate 3 (14.6) (13.1) (11) (29.5) (22.9) (29) Adjusted EBIT $ 106.9 $ 105.8 1$ 214.0 $ 194.1 10 Net interest expense 4 (13.0) (7.4) (76) (23.9) (14.0) (71) Other income (expense) 0.1 - 0.3 (0.4) Adjusted income tax expense (13.1) (22.8) 43 (29.6) (42.4) 30 Adjusted net operating profit$ 80.9 $ 75.6 7 $ 160.8 $ 137.3 17 1 Excludes product line discontinuation expenses 2 Includes Europe transaction and integration costs and inventory fair value adjustment 3 Excludes Asbestos related expenses and adjustments, and Fermacell acquisition costs 4 Excludes AICF interest income PAGE 37

ASBESTOS CLAIMS DATA • Quarter and half year claims received were 8% above and 2% below actuarial estimates, respectively • Quarter and half year claims received were flat and 7% lower, respectively, compared to pcp • Claims reporting during the half year for mesothelioma: • 3% below actuarial estimates • 9% lower than pcp • Average claim settlement for the half year was 6% below actuarial estimates:  Average claim settlement sizes for mesothelioma were slightly above actuarial expectations for most age groups  Generally favorable average claim settlement sizes across all other disease types 1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claims PAGE 38

DEPRECIATION AND AMORTIZATION US$ Millions Three Months and Half Year Ended 30 September Q2’19 Q2’18 1H'19 1H'18 Depreciation and amortization North America Fiber Cement$ 19.5 $ 18.2 $ 37.6 $ 35.3 Asia Pacific Fiber Cement 3.3 3.3 6.4 6.4 Europe Building Products 5.7 - 10.4 - Other Businesses 0.6 0.6 1.2 1.1 Research and Development 0.3 0.4 0.6 0.8 General Corporate 1.4 0.9 2.7 1.6 Total depreciation and amortization$ 30.8 $ 23.4 $ 58.9 $ 45.2 PAGE 39

Income Taxes • How ETR is calculated under US GAAP changed in 1H FY19 • Recorded a net deferred tax asset of US$1,028.5 million arising from all previous intragroup transfers, including an internal restructuring which took place in Q4 FY18 to align certain intangible assets with our US business • Effective 1 April 2018, amortization of these intangible assets will reduce the deferred tax asset instead of reducing income tax expense • Economic (cash taxes paid) impact of tax expected to remain constant or improve • Future Adjusted ETR may be more volatile because of: • New US GAAP standards • Ongoing impacts of US Tax Reform PAGE 40

NON-US GAAP FINANCIAL MEASURES AND TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements Definitions EBIT – Earnings before interest and taxes EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non-financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs PAGE 41

NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Consolidated Financial Statements: Management's Analysis of Results and Consolidated Statements of Operations Media Release and Other Comprehensive Income (Loss) (US GAAP) Net sales Net sales Cost of goods sold Cost of goods sold Gross profit Gross profit Selling, general and administrative expenses Selling, general and administrative expenses Research and development expenses Research and development expenses Asbestos adjustments Asbestos adjustments EBIT* Operating income (loss) Net interest income (expense)* Sum of interest expense and interest income Other income (expense) Other income (expense) Operating profit (loss) before income taxes* Income (loss) before income taxes Income tax (expense) benefit Income tax (expense) benefit Net operating profit (loss)* Net income (loss) *- Represents non-US GAAP descriptions used by Australian companies. PAGE 42

NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents Adjusted EBIT US$ Millions Three Months and Half Year Ended 30 September Q2'19 Q2'18 1H'19 1H'18 EBIT $ 99.5 $ 97.1 $ 231.4 $ 181.1 Asbestos: Asbestos adjustments (14.2) 6.6 (39.3) 10.5 AICF SG&A expenses 0.4 0.4 0.7 0.8 Fermacell acquisition costs - 1.7 - 1.7 Product line discontinuation 21.2 - 21.2 - Adjusted EBIT $ 106.9 $ 105.8 $ 214.0 $ 194.1 Net sales $ 644.6 $ 525.8 $ 1,295.6 $ 1,033.5 Adjusted EBIT margin 16.6% 20.1% 16.5% 18.8% Adjusted net operating profit US$ Millions Three Months and Half Year Ended 30 September Q2'19 Q2'18 1H'19 1H'18 Net operating profit $ 69.5 $ 66.4 $ 160.1 $ 123.8 Asbestos: Asbestos adjustments (14.2) 6.6 (39.3) 10.5 AICF SG&A expenses 0.4 0.4 0.7 0.8 AICF interest income, net (0.5) (0.6) (0.8) (0.7) Fermacell acquisition costs - 1.7 - 1.7 Product line discontinuation 21.2 - 21.2 - Tax adjustments 1 4.5 1.1 18.9 1.2 Adjusted net operating profit $ 80.9 $ 75.6 $ 160.8 $ 137.3 1 Includes tax adjustments related to Asbestos, the amortization benefit of certain US intangible assets and other tax adjustments PAGE 43

NON-US GAAP FINANCIAL MEASURES Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition Three Months and Half Year Ended US$ Millions 30 September Q2'19 1H'19 EBIT $ 3.4 $ (1.2) Inventory fair value adjustment - 7.3 Transaction costs - 7.2 Integration costs 5.1 6.6 Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition $ 8.5 $ 19.9 Europe Building Products Segment net sales $ 87.4 $ 182.8 Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition 9.7% 10.9% PAGE 44

NON-US GAAP FINANCIAL MEASURES Adjusted diluted earnings per share Three Months and Half Year Ended 30 September Q2'19 Q2'18 1H'19 1H'18 Adjusted net operating profit (US$ Millions) $ 80.9 $ 75.6 $ 160.8 $ 137.3 Weighted average common shares outstanding - 443.1 441.5 443.1 441.5 Diluted (millions) Adjusted diluted earnings per share (US cents) 18 17 36 31 Adjusted effective tax rate US$ Millions Three Months and Half Year Ended 30 September Q2'19 Q2'18 1H'19 1H'18 Operating profit before income taxes$ 87.1 $ 90.3 $ 208.6 $ 167.4 Asbestos: Asbestos adjustments (14.2) 6.6 (39.3) 10.5 AICF SG&A expenses 0.4 0.4 0.7 0.8 AICF interest income, net (0.5) (0.6) (0.8) (0.7) Fermacell acquisition costs - 1.7 - 1.7 Product line discontinuation 21.2 - 21.2 - Adjusted operating profit before income taxes $ 94.0 $ 98.4 $ 190.4 $ 179.7 Income tax expense $ (17.6) $ (23.9) $ (48.5) $ (43.6) Tax adjustments 1 4.5 1.1 18.9 1.2 Adjusted income tax expense $ (13.1) $ (22.8) $ (29.6) $ (42.4) Effective tax rate 20.2% 26.5% 23.3% 26.0% Adjusted effective tax rate 13.9% 23.2% 15.5% 23.6% 1 Includes tax adjustments related to Asbestos, the amortization benefit of certain US intangible assets and other tax adjustments PAGE 45

NON-US GAAP FINANCIAL MEASURES Adjusted EBITDA excluding Asbestos US$ Millions Three Months and Half Year Ended 30 September Q2'19 Q2'18 1H'19 1H'18 EBIT $ 99.5 $ 97.1 $ 231.4 $ 181.1 Depreciation and amortization 30.8 23.4 58.9 45.2 Adjusted EBITDA $ 130.3 $ 120.5 $ 290.3 $ 226.3 Asbestos: Asbestos adjustments (14.2) 6.6 (39.3) 10.5 AICF SG&A expenses 0.4 0.4 0.7 0.8 Adjusted EBITDA excluding Asbestos $ 116.5 $ 127.5 $ 251.7 $ 237.6 Adjusted selling, general and administrative expenses ("Adjusted SG&A") US$ Millions Three Months and Half Year Ended 30 September Q2'19 Q2'18 1H'19 1H'18 SG&A expenses $ 98.9 $ 75.0 $ 203.8 $ 148.5 Excluding: AICF SG&A expenses (0.4) (0.4) (0.7) (0.8) Fermacell acquisition costs - (1.7) - (1.7) Adjusted SG&A expenses $ 98.5 $ 72.9 $ 203.1 $ 146.0 Net sales $ 644.6 $ 525.8 $ 1,295.6 $ 1,033.5 SG&A expenses as a percentage of net sales 15.3% 14.3% 15.7% 14.4% Adjusted SG&A expenses as a percentage of net 15.3% 13.9% 15.7% 14.1% sales PAGE 46

Q2 FY19 MANAGEMENT PRESENTATION 08 November 2018